Guardion Health Sciences, Inc.

15150 Avenue of Science, Suite 200

San Diego, California 92128

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

October 12, 2016

Attn: Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	Guardion Health Sciences, Inc.

Registration Statement on Form S-1

Filed February 11, 2016

File No. 333-209488

Dear Ms. Hayes:

On behalf of Guardion Health Sciences, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of March 9, 2016 containing comments regarding the Registration Statement on Form S-1 filed on February 11, 2016. Amendment No. 1 to the Registration Statement is being filed on this date. Amendment No. 1 includes audited financial statements of the Company for the year ended December 31, 2015, unaudited financial statements for the six months ended June 30, 2016, and has otherwise updated the Company’s business operations. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

General

1.	We note the interview with Mr. Favish at the National Investment Bankers Association conference in July 2015 that is available on YouTube. In the interview, Mr. Favish references the company’s plans to both file a Form S-1 for its initial public offering and complete a private offering of $3 million. Please provide us with your analysis as to how this complies with Section 5 of the Securities Act. Please also tell us which exemption you relied on for the private placement and how the interview, as published on YouTube, is consistent with the requirements of that exemption.

Response:	At the National Investment Bankers Association conference held in July 2015, in responding to the interviewer, Michael Favish, the Company’s Chief Executive Officer, said, “We are now looking for a pre-public symbol raise of about $3,000,000.” While Section 5 prohibits sale or delivery of unregistered securities in interstate commerce, Mr. Favish was not offering or selling securities during the video. During the interview, there is no mention of what Guardion is raising (debt, equity, etc.). There were no facts expressed at all about the “raise.” It was not an offer, and Mr. Favish did not say that any securities were being offered. It was not a sale, and Mr. Favish simply stated “We are now looking,” without offering any details or any information about how someone could invest. Mr. Favish did not say where the Company was “looking” and he did not ask for anyone to contact him about the “raise,” as such this interview was not intended to be, nor does the Company believe it to be a solicitation. Mr. Favish simply responded, at the event, to the interviewer’s question on what the Company was doing. He was not putting out a general solicitation or advertisement, and was not asking for anything. It was not until the very end of the interview that the interviewer asked Mr. Favish how people could find out more information, and in response to the interviewer, Mr. Favish gave the Company website and his email address. Mr. Favish did not go in front of camera to promote or offer or advertise or sell stock. No information was provided about an offering of securities. He was simply responding accurately to the interviewer.

No money was raised at that time or under the Company’s efforts to raise $3 million under that private placement.

With regard to the exemption, while the Company did not do a formal raise for that $3 million, we later prepared a Private Placement Memorandum (“PPM”) for $5 million relying on an exemption intended to comply with Rule 506 of Regulation D of the Securities Act of 1933 (the “33 Act”) and Section 4(a)(2) of the Securities Act as a private transaction. The Company did not raise any money under the PPM.

Prospectus Cover Page

2.	We note that there is currently no public market for your common stock, and that you intend to apply to have your common stock quoted on the OTCQB. Please amend your registration statement to include a fixed price at which the shares will be sold. Please also revise the cover page of your prospectus to provide the following disclosure: “The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted in the OTCQB marketplace and thereafter at prevailing market prices or privately negotiated prices.”

Response:	The requested language has been added and a range of $1.00 to $1.50 has been added, which will only be until the shares are quoted in the OTCQB marketplace, at which point the broker then decides.

Prospectus Summary, page 3

3.	We note your statement that you currently develop and distribute “a line of medical foods that restores the macular protective pigment to address AMD and CVS under the brand name Lumega-Z.” It appears that you have one medical food that you are currently developing and distributing under the brand name Lumega-Z. Please revise this statement to accurately reflect your current operations and to clearly state that you have limited operations and have primarily been engaged in research and development and capital raising. Please also make revisions elsewhere as appropriate.

Response:	This comment has been complied with in the second paragraph under “Overview.”

4.	Please supplementally provide us with support for your statement that Lumega-Z is the first liquid ocular health formula to be classified as a medical food. Please also clearly state here, and elsewhere as appropriate, that the FDA has not designated Lumega-Z as a medical food and that this is your own determination. We also note your statement on page four that medical foods undergo continuous FDA monitoring and approval of label claims. Please clearly state, if true, that the FDA has not monitored or approved Lumega- Z. Please provide similar disclosure in your risk factors and Business section.

Response:	Supplemental information has been provided showing that there are no other ocular health products that are liquid medical foods. The only other liquid products on the market are either vitamins or dietary supplements. The requested disclosures have been made in the fourth paragraph under “Overview.”

5.	Please define the terms “non-mydriatic,” “beta clinic,” and “molecular micronization process” where first used.

Response:	Definitions for “non-mydriatic” and “molecular micronization process” were added on pages 3, 26 and 39 and on pages 5 and 42, respectively, and beta was changed to testing.

6.	Please revise your prospectus summary to disclose your receipt of a going concern opinion from your auditor for the fiscal-year ended December 31, 2014, that you have generated limited revenues and the total amount of your accumulated deficit. Please also indicate how long you will be able to fund your current operations based on your current financial standing. Include similar disclosure in Management’s Discussion and Analysis.

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Response:	This comment has been complied with under a subheading “Going Concern Opinion” in the Prospectus Summary and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risk Factors, page 19

7.	We note that your amended and restated bylaws includes an exclusive forum provision with Article XI naming the Court of Chancery for the State of Delaware as the exclusive forum for the actions described in the Article. Under an appropriately titled risk factor and in the Description of Securities section, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Response:	The following Risk Factor and information has been added to the “Risk Factors” and “Description of Securities” sections:

Our Bylaws have an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against the Company.

Article XI of our Bylaws dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including derivative action or proceeding brought on behalf of the Company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the shareholders of the Company; any claim arising under Delaware corporate law; and any action asserting a claim governed by the internal affairs doctrine. While management believes limiting the forum is a benefit, shareholders could be inconvenienced by not being able to bring an action in another forum they find favorable.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law based shareholder class actions, derivative suits and other intra-corporate disputes.1 The Company’s management believes limiting state law based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

The following information has been added to the Description of Securities section:

Exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against the Company.

Article XI of our Bylaws dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including derivative action or proceeding brought on behalf of the Company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the shareholders of the Company; any claim arising under Delaware corporate law; and any action asserting a claim governed by the internal affairs doctrine. While management believes limiting the forum is a benefit, shareholders could be inconvenienced by not being able to bring an action in another forum they find favorable.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law based shareholder class actions, derivative suits and other intra-corporate disputes.2 The Company’s management believes limiting state law based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

1 In re Revlon, Inc. S’holders Litig. 2010 WL 935626, at *19 n.8 (Del. Ch. Mar. 16, 2010)

2 In re Revlon, Inc. S’holders Litig. 2010 WL 935626, at *19 n.8 (Del. Ch. Mar. 16, 2010)

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“A key part of our business strategy is to establish collaborative relationships…,” page 11

8.	We note your statement that you may not be able to negotiate “additional” collaborations on acceptable terms. If you are not currently a party to any collaborative relationships, please clearly state this fact. If you are currently party to any material collaborative relationships, please revise the risk factor to identify these relationships. In addition, please make appropriate revisions to the Business section.

Response:	This comment has been complied with. The word “additional” has been deleted and other changes were made. The Company is currently a party to several collaborative relationships. The Illinois College of Optometry, for example, has included the MapcatSF prototype in its curriculum to instruct students on how to measure the macular pigment. The New York Eye and Ear Infirmary is currently evaluating Lumega-Z on glaucoma patients. The Rosenberg School of Optometry at the University of the Immaculate Word is conducting research on patients with a MapcatSF prototype. Moreover, the Company’s Science Advisors include world renowned experts in macular carotenoids who are developing the peer review markets by conducting research and furthering the understanding of the relevance of the macular pigment in ocular health. The Company’s Medical Advisors include thought-leading clinicians in retina, glaucoma and the anterior segment of the eye, providing guidance on understanding the clinical applications of Lumega-Z and the MapcatSF and understanding the market opportunities and assisting in driving the Company’s strategic goals. Each of the forgoing is a collaborative relationship.

“In order to expand our business into additional states…,” page 18

9.	We note your plan to expand your business into additional states. We also note that you do not disclose in your prospectus the states in which you conduct your business. Please identify here and elsewhere as appropriate the current state(s) in which you conduct business.

Response:	This comment has been complied with. The Company currently has Lumega-Z customers in California, Massachusetts, Connecticut, New York, Pennsylvania, New Jersey, Georgia, North Carolina, South Carolina, Florida, Kentucky, Tennessee, Kansas, Indiana, Illinois, Minnesota, Oklahoma, Texas, New Mexico, Mississippi, Idaho, Utah, Nevada, Arizona, Washington, Hawaii and Alberta, Canada.

“We are eligible to be treated as an “emerging growth company...,”page 20

10.	Please revise this risk factor or add a new risk factor clearly stating that you have elected to take advantage of the benefits of an extended transaction period for complying with new or revised accounting standards and that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:	This comment has been complied with and this risk factor has been revised and retitled as follows:

We are an “emerging growth company,” and we have elected to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies which could make our common stock less attractive to investors.

“We may require additional capital to support business growth…,” page 21

11.	We note your disclosure that you “may” require additional capital to support business growth. Please revise this risk factor to remain consistent with your statements throughout the prospectus that you are dependent upon obtaining additional financing to meet working capital needs and repay outstanding debt.

Response:	This comment has been complied with throughout the prospectus.

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The risk factor on page 9 titled “We have significant working capital requirements and have historically experienced negative working capital balances …” states that the Company is dependent upon obtaining additional financing.

Forward Looking Statements, page 24

12.	We note your reference to the safe harbor for forward-looking statements here and on page 20. Please note that the forward-looking statement safe harbors provided by the Private Securities Litigation Reform Act are not available in the context of an initial public offering or for penny stock issuers. Refer to Section 27A(b)(1)(C) of the Securities Act.

Response:	This comment has been complied with. All references to the safe-harbor have been deleted from the Registration Statement.

13.	We note your disclosure stating that “neither the Company nor any other person assumes responsibility for the accuracy or completeness” of any forward-looking statements. Please delete this statement as you may not disclaim responsibility for disclosure in the prospectus.

Response:	This comment has been complied with. The disclosure has been deleted from the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

14.	Please explain what is meant by your statement that your ingredients and formulas are supported by “voluminous scientific literature, in-house monographs, and clinical trials.” Please supplementally tell us the specific scientific literature you are referencing and how you determined that it was “voluminous.” Please also tell us what you mean by in-house monographs and clinical trials. To the extent that you have conducted clinical trials, please provide a materially complete description of these trials.

Response:	This comment has been complied with. We have provided you with a list of the scientific literature referred to in this overview and have deleted the word “voluminous.” We have deleted the term “in-house monographs” and described the clinical trials, peer-reviewed papers and review articles.

Plan of Operations, page 38

15.	Please explain the exact nature of the “FDA safety testing” of the MapcatSF, including whether you will be submitting these results to the FDA or whether the FDA will be involved in any way in the testing. Please also revise your Business section to include a description of the effect of existing or probable government regulations relating to medical devices on your business.

Response:	This comment has been complied with. The FDA and other regulatory bodies require an electronic device to comply with IEC 60601 standards. The International Electrical Commission (“IEC”) established technical standards for the safety and effectiveness of medical electrical equipment. Adherence to these standards is required for commercialization of electrical medical equipment. As a medical device powered by electricity, the MapcatSF will need to undergo testing to demonstrate compliance with the IEC 60601 standards. This testing is typically conducted by a Nationally Recognized Testing Laboratory (“NRTL”), which is an independent laboratory recognized by the Occupational Safety and Health Administration (“OSHA”) to test products to the specifications of applicable product safety standards. The Company is in discussion with its contract manufacturer of the MapcatSF to engage an NRTL at the appropriate juncture prior to commercialization of the MapcatSF.

Patent Costs, page 29

16.	We note your statement that you are the owner of several domestic patents. We also note that on page 33, you disclose only pending patent applications. Please revise your disclosure to clarify that you do not currently own any issued patents here and elsewhere as appropriate, including on page 31 where you reference a “patented ‘single fixation’ process.”

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Response:	This comment has been complied with. The disclosure under Patent Costs has been revised to be consistent with that under “Business - Proprietary Technology and Intellectual Property.”

Stock-Based Compensation, page 30

17.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:	The most recent valuation from an independent valuation firm effective as of December 31, 2015 set a value for our common stock at $1.0024 per share. Since that valuation was conducted, the Company has continued its efforts to develop and promote its proprietary technology and to raise capital (primarily through a private placement of its convertible preferred stock) to fund its operations. Taking into account various business and market factors, the number of common shares issued and issuable, and that a trading market may not commence until sometime in 2017, the Company currently believes that $1.00 is a reasonable target price for the Company’s common stock when it commences trading on the OTCQB marketplace.

Business, page 30

Overview, page 38

18.	Please provide additional disclosure about the delivery of Lumega-Z to patients in clinics for the past three years. Please specifically address the number of patients that have received Lumega-Z and for what period of time. Please also explain exactly how you determined that patients “usually experienced an increase in their Macular Protective Pigment” and a “noticeable halt” in their AMD, including the percentage of patients with these results. Please disclose the specifics of your observations regarding the efficacy of Lumaga-Z including, but not limited to, how you gather this data, the sample size and characteristics of the population, whether you supervise the administration of Lumega-Z or whether you are collecting data from third parties who administer Lumega-Z, and who is providing “testimonials.” Please also disclose any adverse effects you have observed. To the extent that you are merely observing results on an informal basis, please make this clear in your disclosure.

Response:	This comment has been complied with. Over 1,200 patients have been treated with Lumega-Z since we began selling the formulation in October 2011. Patients take Lumega-Z under the supervision of their physician. Lumega-Z is typically ingested in the patient’s home on a daily basis. Patients are typically between 50 and 80 years old. Patients are mixed ethnically and socioeconomically. Patients typically have insurance, whether private insurance or Medicare. Physicians have determined that the patient is experiencing or is at a high risk of developing retinal disease and decide based on their medical determination that the patient is a candidate for Lumega-Z. Physicians periodically measure the macular pigment ocular density (“MPOD”) of their patients on Lumega-Z using the MapcatSF. The MapcatSF uses heterochromatic flicker photometry (“HFP”) to measure the MPOD. HFP involves having a patient view a small circular stimulus that alternates between a test wavelength that is absorbed by the macular pigment, which is typically blue, and a reference wavelength that is not absorbed, which is typically green. The subject observes the flicker and then reduces it to a null point by adjusting the intensity of the test wavelength while viewing the stimulus centrally and then peripherally. The scientific principles of using HFP to measure the MPOD are well documented, recognized by scientists and, according to Dr. Bone and Dr. Landrum, are arguably the standard against which other methods of measuring the MPOD are assessed. Because the MapcastSF is specifically designed to measure the MPOD, we and the physicians are able to observe changes in that density in patients who are taking Lumega-Z. We encourage sites using the MapcatSF® to provide us anonymized data on the MPOD readings. Documented measurements show an increase in MPOD in patients on Lumega-Z. For example, in a sample population of 29 patients at one site taking Lumega-Z, wherein the site shared the anonymized data with the Company, the macular ocular pigment density increased an average of 28.83% between the first and second measurements, which are typically conducted 90 to 120 days apart, and on average more than doubled from the baseline reading by the fourth measurement. Anecdotal reports from physicians indicate improvements in their patients such as increase in visual function, a noticeable halt in the progression of the patient’s AMD, improvement in glare and contrast sensitivity, and stabilization and improvement of vision. We have been selling Lumega-Z since October 2011. No adverse effects of taking Lumega-Z have been reported by any of the physicians administering Lumega-Z to their patients.

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19.	We note your statement on page 24 that you plan to introduce three new medical food products during the summer of 2016. Please disclose the status or stage of development of these new products. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Response:	These products are so nascent that we believe it is more prudent to focus on our current products, Lumega-Z and the MapcatSF. We deleted the reference to these other medical food products. After we further advance Lumega-Z and the MapcatSF, we will put additional attention into product development.

20.	We note your disclosure on page 11 that a substantial portion of your billings are derived from a limited number of customers. Please include a discussion in the Business section regarding the fact that you depend upon a limited number of customers for a substantial portion of your revenues. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response:	This comment has been complied with. As noted in the Risk Factors, and now in the Business section, all of our billings and revenues are derived from a limited number of individual customers.

Competitive Strategy, page 42

21.	We note your statement that there are no research-validated pharmaceutical solutions for slowing the progression of adult macular degeneration and that 90% of the AREDS-based nutritional products currently on the market are in tablet form. Please expand your disclosure to provide a description of the competitive business conditions and your competitive position in the industry. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response:	This comment has been complied with.

Growth Strategy, page 42

22.	It appears that under the caption “Sales and Marketing” you provide industry data about dietary supplements, which you distinguish from medical foods on page 31. Please revise this section to provide relevant data about medical foods rather than dietary supplements.

Response:	This comment has been complied with to the extent applicable with regard to the current marketplace. There are no medical foods in the ocular health space, thus there is no relevant data for comparison. The most analogous products are dietary supplements, which is why we included that discussion.

Medical Foods and Medical Device Manufacturing and Sources and Availability of Raw Materials, page 45

23.	Please name the manufacturers with whom you conduct business or, in the alternative, please tell us why this information is not material. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response:	We prefer not to name our manufacturers unless necessary. We have deleted reference to manufacturers “A, B, C and D” and disclosed the following information. We do not believe the names of our manufacturers are material to investors, because we are not dependent on any one manufacturer at this time. In the event we were to lose a manufacturer, there are many contract manufacturers in Southern California available to produce our medical food and our medical device. In Orange County, our neighboring county, there is a large concentration of medical device manufacturers. In Los Angeles County, the next neighboring county, there is a large concentration of dietary supplement manufacturers, which are typically the manufacturers who produce medical foods. There are also medical device manufacturers and dietary supplement manufacturers available in neighboring states. Thus, we believe we would be able to replace and engage a new manufacturer with modest effort.

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Employees, page 50

24.	We note that based on your Management table on page 38, it appears that you have four officers. Please reconcile this with your statement that you have three officers.

Response:	This comment has been complied with. Three officers are stated under “Employees.” Mark Goldstone, a member on the Company’s board of directors, temporarily held the title of Executive Vice President of Marketing until the Company hired Gordon Bethwaite as Vice President of Sales and Marketing. That title was only used briefly for that transition period. Mr. Goldstone no longer holds this title and is now considered just a director, not an officer.

Management, page 50

Management Team, page 51

25.	Please revise to disclose the business experience and the names of any corporations or other organizations in which your directors and executive officers were employed during the past five years. Please also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors individually should serve as a director Refer to Item 401(e)(1) of Regulation S-K.

Response:	This comment has been complied with. Disclosure has been expanded to highlight the particular skills and attributes that make each director qualified to serve the Company.

Independent Directors, page 39

26.	We note that you name Mr. Goldstone as an independent director. We also note that Mr. Goldstein is listed as the Executive Vice President of Marketing on page 38 and on the signature page but listed only as a Director in the table of Beneficial Owners on page 41 and the footnotes to the table for Selling Securityholders on page 42. Please reconcile these inconsistencies.

Response:	We have deleted the section titled “Independent Directors.” As noted above, Mr. Goldstone temporarily held the title of Executive Vice President of Marketing until the Company hired Gordon Bethwaite as Vice President of Sales and Marketing. Mr. Goldstone no longer holds this title and is now considered just a director, not an officer.

Audit Committee, page 39

27.	You state in the paragraph under the caption “Committees of the Board of Directors” that you do not have a separate standing audit committee. However, your disclosure under the caption “Audit Committee” suggests otherwise. Please revise your disclosure to reconcile these inconsistencies.

Response:	The paragraph referring to the Audit Committee has been removed. The Company does not currently have an Audit Committee.

Executive Compensation, page 53

28.	Please provide disclosure relating to outstanding equity awards at fiscal year-end as required by Item 402(p) of Regulation S-K and the compensation of directors as required by Item 402(r) of Regulation S-K.

Response:	This comment has been complied with.

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Certain Relationships and Related Transactions, and Director Independence, page 54

29.	Please revise your disclosure to identify each related party involved in (and the basis on which such person is a related person) and the dollar values of each of the disclosed related transactions, to the extent not already provided. Refer to Item 404(d) of Regulation S-K. Please also file any material contract or agreement entered into with the directors, officers and security holders named in this section.

Response:	The following has been added to the Form S-1/A in the notes to the financial statements:

For the nine months ended September 30, 2015, the Company issued $464,557 of stock-based compensation to individuals that were related parties at the time of issuance. This included $285,000 recorded for stock issued to Karen M. Favish, wife of our CEO, Michael Favish, $171,000 recorded for stock issued to Vincent J. Roth, our General Counsel and Corporate Secretary, and $8,557 recorded for stock issued to Marie Powell, mother of Karen M. Favish whose investment was purchased on Ms. Powell’s behalf by Mrs. Favish.

As of September 30, 2015 and December 31, 2014 and 2013, the Company had a total of $0, $514,693 and $463,644, respectively, of principal and interest outstanding under its convertible notes payable with related parties. As of December 31, 2014, $32,290.41 of interest was recorded for a note held by Amanda Morris, daughter of Jeffrey Morris, one of the Company’s founders; $32,290.41 recorded for a note held by the Jeff and Phyllis Morris Family Trust UDT Dated June 11, 1999, a trust for which Mr. Morris is a trustee and beneficiary; $53,114.42 and $13,498.08 recorded for two notes held by Jason Scangas, son of Christopher Scangas who is one of the Company’s founders and holds and exercises power of attorney over Jason Scangas’ investments; and $261.538.36 and $121,961.64 recorded for two notes held by the Cynthia Elaine Trust dated December 12, 2014, a trust for which Christopher Scangas is a trustee. As of December 31, 2013, $29,265.75 was recorded for the note held by Amanda Morris; $29,265.75 recorded for the note held by the Jeff and Phyllis Morris Family Trust UDT Dated June 11, 1999; $48,314.42 and $12,298.08 recorded for the two notes held by Jason Scangas; and $234,538.36 and $109,961.64 recorded for the two notes held by the Cynthia Elaine Trust dated December 12, 2014.

30.	Please disclose how management fees are different than the salary paid to Mr. Favish. Please also explain whether the management fees are considered compensation for purposes of Item 402 of Regulation S-K.

Response:	While the Company was a limited liability company, amounts paid or accrued to Mr. Favish were considered management fees, as appropriate with accounting for a limited liability company. After the Company converted to a corporation, amounts paid or accrued to Mr. Favish are considered salary. Management fees and salary are considered compensation to Mr. Favish, each of which, for simplicity, is represented under “Salary” on the Executive Compensation table.

Principal and Selling Securityholders, page 55

31.	Please revise the first paragraph on page 41. It references a column in the beneficial ownership table that does not exist and Units instead of shares of common stock.

Response:	This comment has been complied with and these references have been deleted.

32.	The number of shares listed in the Selling Securityholders table is not consistent with the number of shares you are registering for resale. Please reconcile the inconsistency.

Response:	These numbers have been reconciled.

33.	In the Selling Securityholders table, for each selling securityholder, please state the amount of securities to be offered for the securityholder’s account and the amount that will be owned by such security holder after completion of the offering. Please also clarify that the securityholders are registering the resale of the common stock underlying the warrants, and not the warrants themselves, to the extent accurate. Refer to Item 507 of Regulation S-K.

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Response:	This comment has been complied with. The introductory paragraph to the Selling Securityholders table states that the Company is registering shares of its common stock, including the common stock issuable upon exercise of warrants and conversion of promissory notes, but is not registering any warrants or notes. We are registering all shares of common stock beneficially owned by Selling Securityholders and that the number of shares beneficially owned after the Offering assumes that all shares offered hereby are sold. The amount of shares to be offered for each Selling Securityholder’s account and the number of shares they will own provided all shares being registered on their behalf are sold during the offering have been added.

34.	Please update your footnote disclosure under the Selling Securityholders table to fully discuss the nature of any position or other material relationship your selling securityholders have had with the company, its predecessors and/or affiliates. Please also tell us whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer. Refer to Item 507 of Regulation S-K as applicable.

Response:	The following language has been added directly below the footnotes under the Selling Securityholder chart: To Management’s knowledge, none of the above listed individuals or entities are broker-dealers or affiliated with a broker-dealer. Unless otherwise noted, (i) none of the above Selling Securityholders has ever been an officer or director of the Company or any of the Company’s predecessors or affiliates nor (ii) has any of the above Selling Securityholders had a material relationship with the Company or any of its predecessors or affiliate, other than as a securityholder as noted above, at any time within the last three years.

35.	With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by that selling shareholder. Refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K.

Response:	The person(s) with voting and dispositive authority has been added to the footnotes of the Selling Shareholder chart.

Item 15. Recent Sales of Unregistered Securities, page II-1

36.	We note that the information you provide for each sale of unregistered securities is incomplete in various respects. For each sale of unregistered securities described, if not already provided, please provide the date (or period) of the sale, the amount of securities sold, the name of the persons or class of persons to whom securities that were not publicly offered were sold, the aggregate offering price for securities sold for cash, the exemption from registration claimed and the terms of conversion or exercise of any securities that are convertible or exchangeable into equity securities. Please refer to Item 701(a) through (e) of Regulation S-K.

Response:	The information on the sale of unregistered securities found throughout the Registration Statement has been aggregated in Item 15 to provide a more complete disclosure. This section has been updated to the filing date of this amendment.

37.	We note that you have recently completed private placements and are currently engaged in a private placement. Please tell us whether any of the shares being registered for resale were issued, or will be issued, in the ongoing private placement, including whether they are underlying any convertible securities that have not yet been issued. Please also provide your analysis as to why the private placements should not be integrated with the concurrent public offering. In particular, please advise us as to whether the investors in the private offering were solicited through the registration statement or by some other means. Please refer to the guidance set forth in Securities Act Release No. 8828 and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations.

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Response:	The shares sold prior to the filing of the S-1, either directly or shares to be issued upon conversion of promissory notes or exercise of warrants are to be registered. Everything sold after the initial filing will not be registered. The potential investors that the Company has engaged in discussion were already known to the Company and discussions had already begun prior to the filing of the S-1 so it is not possible for these potential investors to have learned about the Company or investing in the Company through its filing of its Registration Statement. As an additional measure, the Company requires that any investors making an investment after the filing of the Registration Statement execute a representation that requires them to certify they did not learn about the Company or investing in the Company through the filing of its S-1 and further to state how they were introduced to the Company. The current potential investors in no way learned of the Company or investing in the Company through its filing of a Registration Statement as all such peoples were known to and introduced to the Company prior to the date of filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Very truly yours,

GUARDION HEALTH SCIENSES, INC.

By:	/s/ Michael Favish
Michael Favish
Chief Executive Officer

cc:	Elliot H. Lutzker

Davidoff Hutcher & Citron LLP

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